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                                                                    EXHIBIT 4(i)

[PRUDENTIAL FINANCIAL LOGO]             PRUCO LIFE INSURANCE COMPANY
                                        Phoenix, Arizona 85014

                                        a Prudential Financial company

                                 ENDORSEMENT

This Endorsement is made part of the Contract to which it is attached and is effective immediately. In the case of a conflict with any provision in the Contract, the provisions of this Endorsement will control. The following hereby amends and supersedes the sections of the Contract mentioned below.

1. We amend the DEFINITIONS section of the Contract to add the following new definition:

     EARNINGS APPRECIATOR BENEFIT: An optional, supplemental death benefit for which we impose an additional charge.

2. We amend the fourth paragraph of the CONTRACT VALUE section of the Contract such that the listing of items that decrease the Contract Value is enlarged to include any applicable Earnings Appreciator Charge.

3.   We add the following new section to the Contract:

                         EARNINGS APPRECIATOR BENEFIT
                        (A SUPPLEMENTAL DEATH BENEFIT)

     The Earnings Appreciator Benefit is an optional, supplemental death benefit that provides a benefit payment upon the death of the sole Owner or first to die of the Owner or Joint Owner during the Accumulation Period. If a payment under this benefit is made, it will be in addition to any other death benefit payment made under the Contract. If you want the Earnings Appreciator Benefit, you must elect it at the time you apply for the Contract. Once elected, the Earnings Appreciator Benefit cannot be revoked. We describe below the calculation of the benefit and the related charge.

     EARNINGS APPRECIATOR BENEFIT

     Upon our receipt of due proof of death in Good Order, we will determine an Earnings Appreciator Benefit, by multiplying the Earnings Appreciator Benefit Percentage below by the lesser of: (i) the then-existing amount of Earnings under the Contract; and (ii) an amount equal to [three] times the sum of all Purchase Payments previously made under the Contract.

     For purposes of computing Earnings and Purchase Payments under the Earnings Appreciator Benefit:

     - Earnings are calculated as the difference between the Contract Value and the sum of all Purchase Payments.

     - Withdrawals reduce Earnings first, then Purchase Payments, on a dollar for dollar basis.

     Earnings Appreciator Benefit Percentage:

     - [40%] if the Owner is age [70] or younger on the date the application is signed.
     - [25%] if the Owner is between ages [71 and 75] on the date the application is signed.
     - [15%] if the Owner is between ages [76 and 79] on the date the application is signed.

     If the Contract is owned jointly, the age of the older of the Owner or Joint Owner determines the Earnings Appreciator Benefit Percentage.

     If the Contract is being continued by the surviving spouse in accordance with the Spousal Continuance provision of the Contract, the following conditions apply:

     - In calculating the Earnings Appreciator Benefit, we will use the age of the surviving spouse at the time that the Spousal Continuance Benefit is activated to determine the applicable Earnings Appreciator Benefit Percentage.

     - We will not allow the surviving spouse to continue the Earnings Appreciator Benefit (or bear the charge associated with this Benefit) if he or she is age [80] or older on the date that the Spousal Continuance Benefit is activated.


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     -   If the Earnings Appreciator Benefit is continued, we will calculate any applicable Earnings Appreciator Benefit payable upon the surviving spouse's death by treating the Contract Value (as adjusted under the terms of the Spousal Continuance Benefit) as the first Purchase Payment. With respect to Purchase Payments and Earnings subsequent to the activation of the Spousal Continuance Benefit, we will calculate any applicable Earnings Appreciator Benefit in accordance with this Earnings Appreciator Benefit Endorsement.

     We reserve the right to vary our treatment of the Interest Rate Investment Options for purposes of this Endorsement. If we do so, reference in the Earnings Appreciator Charge section below to "Contract Value" will be replaced with "the sum of the value of the Allocation Options used to determine the Earnings Appreciator Benefit."

     EARNINGS APPRECIATOR CHARGE

     To compensate us for assuming the risks associated with the Earnings Appreciator Benefit, we deduct a charge that is a percentage of your Contract Value.

     The Earnings Appreciator Charge is calculated: (1) on each Contract Anniversary; (2) on the Annuity Date; (3) upon the death of the sole Owner or first to die of the Owner or Joint Owner prior to the Annuity Date; (4) upon a full or partial withdrawal; and (5) upon a subsequent Purchase Payment. The fee is based on the Contract Value at the time of the calculation, and is prorated based on the portion of the Contract Year since the date that the Earnings Appreciator Charge was last calculated.

     Although the Earnings Appreciator Charge may be calculated more often, it is deducted only: (1) on each Contract Anniversary; (2) on the Annuity Date; (3) upon the death of the sole Owner or first to die of the Owner or Joint Owner prior to the Annuity Date; (4) upon a full withdrawal, and
     (5) upon a partial withdrawal if the Contract Value remaining after such partial withdrawal is not enough to cover the then-applicable Earnings Appreciator Charge. If the Earnings Appreciator Charge is calculated on a date, but is not deducted on that date (such as in the case of a subsequent Purchase Payment), the charge is accrued and deducted on the next deduction date. We reserve the right to calculate and deduct the fee more frequently than annually, such as quarterly.

     The Earnings Appreciator Charge is equal to [0.30%] annually of the Contract Value. The Earnings Appreciator Charge is deducted from each Allocation Option in the same proportion that the amount allocated to the Allocation Option bears to the total Contract Value. Upon a full withdrawal, or if the Contract Value remaining after a partial withdrawal in not enough to cover the then-applicable Earnings Appreciator Charge, the Earnings Appreciator Charge is deducted from the amount paid. The payment of the Earnings Appreciator Charge will be deemed to be made from Earnings for purposes of calculating other charges.

     TERMINATING THE EARNINGS APPRECIATOR BENEFIT

     The Earnings Appreciator Benefit will terminate on the earliest of:

         1.       the date you make a total withdrawal from the Contract;

         2. the date a death benefit is payable if the Contract is not continued by the surviving spouse under the Spousal Continuance provision;

         3.       the date the Contract terminates; or

         4.       the date you annuitize the Contract.


Except as modified herein, all terms and conditions of the Contract remain unchanged.

Signed for Pruco Life Insurance Company


By  Clifford E. Kirsch
    Secretary


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